Jody M. Walker
Attorney At Law
7841 South Garfield Way
Centennial, CO 80122
303-850-7637 telephone  jmwalker85@earthlink.net 303-482-2731 facsimile

September 12, 2008

Ta Tanisha Meadows
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20529
Telephone: (202) 551-3322
Facsimile: (202) 772-9361

Re:   Pricester.com, Inc.
      Item 4.01 Form 8-K/A
      Filed September 3, 2008
      File No. 333-118993

Dear Ms. Meadows:

In response to your comment letter dated September 4, 2008, please note the following:

Item 4.01 8-K/A filed September 3, 2008
1. Please tell us the facts and circumstances you considered in concluding that the material deficiency in internal control and lack of corporate governance disclosed in the first paragraph was not a reportable event as defined by Item 304(a)(1)(v) of Regulation S-K. In addition, please tell us the effects of the material deficiency in internal control and lack of corporate governance on your conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting as of December 31, 2007 and on your conclusions regarding the effectiveness of disclosure controls and procedures as of March 31, 2008 and June 30, 2008. In doing so, please tell us when the material deficiency in internal control and lack of corporate governance was identified and whether the material deficiency in internal control and lack of corporate governance existed at the end of the annual and quarterly periods referred to in the preceding sentence.

On May 22, 2008, Pricester completed an agreement and plan of share exchange with Genesis Electronics, Inc., Robert M. Unnold and Philip Thomas, collectively, the "Genesis Stockholders". Pursuant to the agreement, Pricester acquired approximately 65 percent of the issued and outstanding Genesis common stock. Pricester was unable to obtain the financial information regarding Genesis in a timely manner despite continued efforts. Although Pricester communicated with their accountant, they did not notify the independent auditor of the transaction and the difficulties in obtaining the financial information until they had obtained the necessary information to complete the necessary SEC filings. As this was the first material corporate acquisition, Pricester was not aware that there was a material deficiency in internal control and lack of corporate governance until shortly before the receipt of the auditor's

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resignation letter.  Pricester has re-evaluated its internal controls and corporate governance standards and believes that, other than in respect to acquisitions, there is no other material deficiency in its internal control nor a lack of corporate governance. As a result, Pricester has implemented strict specific internal controls in regards to future acquisitions.

There were no effects of the material deficiency in internal control and lack of corporate governance on Pricester's conclusions regarding the effectiveness of disclosure controls and procedures and internal control over financial reporting as of December 31, 2007 and on Pricester's conclusions regarding the effectiveness of disclosure controls and procedures as of March 31, 2008.

An amendment to Form 8-K will be filed to include discussion of the material deficiency in internal control and lack of corporate governance as a reportable event as defined by Item 304(a)(1)(v) of Regulation S-K.

An amendment to the Form 10-Q will be filed as soon as possible to include disclosure regarding the material deficiency in internal control and lack of corporate governance.

2. Please revise your disclosure in paragraph (b) to state the period during which you had no consultation with your new independent accountant. This period should include the most recent two fiscal years and the subsequent interim period preceding the engage of Kramer, Weisman & Associates on August 18, 2008.

An amendment Form 8-K with the revised disclosure will be filed as soon as the former auditor reviews and approves the amendment.

3. We note that you filed a letter from Baum & Company dated August 22, 2008 as Exhibit 16 to Form 8-K filed August 22, 2008, and that Baum & Company agreed with the statements in the filing related to the firm. In the letter from Baum & Company filed as Exhibit 16 to this amended filing, Baum & Company states that the firm did not consent to the previous filing. Please explain the circumstances giving rise to these conflicting statements.

As counsel for Pricester, I was in constant contact with Baum & Company regarding the Form 8-K. After several conversations and emails back and forth, I believed I had the auditor's consent as filed and misunderstood Joel Baum when he told me he would send the consent directly to the SEC and was not providing me with an executed copy. Mr. Baum contacted me immediately regarding the miscommunication and we agreed that an amendment would be filed. He then made it clear that specific language regarding his opinion of a material deficiency and lack of corporate governance must be included before he would agree.



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Thank you for your time and consideration in this matter.  Please do not hesitate to contact me if you have any questions or require further information.

Very truly yours,

/s/Jody M. Walker
---------------------
Jody M. Walker